UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

ENTERPRISE PRODUCTS PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

293792-10-7

(CUSIP Number)

Richard H. Bachmann

2727 North Loop West

Houston, Texas 77008-1044

(713) 880-6500

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

January 14, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Dan L. Duncan	###-##-####

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

11,917,852
	8.	Shared Voting Power

131,532,923
	9.	Sole Dispositive Power

11,917,852
	10.	Shared Dispositive Power

131,532,923
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

143,450,775
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

37.4%
14.	Type of Reporting Person

IN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.)	54-2093702

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

118,078,425
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

118,078,425
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

118,078,425
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

30.8%
14.	Type of Reporting Person

PN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Duncan Familiy Interests, Inc. (formerly EPC Partners II, Inc.)	51-0371329

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

118,078,425
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

118,078,425
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

118,078,425
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

30.8%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO, Inc. (formerly Enterprise Products Company)	74-1675622

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

118,078,425
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

118,078,425
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

118,078,425
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

30.8%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	Dan Duncan LLC	76-0516773

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

13,454,498
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

13,454,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,454,498
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

3.5%
14.	Type of Reporting Person

OO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	Enterprise GP Holdings L.P.	20-2133626

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

13,454,498
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

13,454,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,454,498
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

3.5%
14.	Type of Reporting Person

PN

This Amendment No. 5 on Schedule 13D/A (“Amendment No. 5”) is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings, L.P.), a Delaware limited partnership (“DFIDH”), Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”), EPCO, Inc. (formerly Enterprise Products Company), a Texas corporation (“EPCO”), Dan L. Duncan LLC, a Texas limited liability Company (“DDLLC”), and Enterprise GP Holdings L.P., a Delaware limited partnership (“GP Holdings”) to amend the Schedule 13D originally filed on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 12, 2003, Amendment No. 2 thereto, filed December 19, 2003, Amendment No. 3 thereto, filed June 2, 2004 and Amendment No. 4 thereto, filed August 20, 2004 (the “Original Schedule 13D”), by Dan Duncan, DFIDH, DFI and EPCO.

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer.

No change to this Item.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to read its entirety as follows:

This statement is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), DFI Delaware Holdings, L.P., a Delaware limited partnership (“DFI”), Duncan Family Interests, Inc., a Delaware corporation (“DFI”), EPCO, Inc., a Texas corporation (“EPCO”), Dan L. Duncan LLC, a Texas limited liability company (“DDLLC”), and Enterprise GP Holdings L.P., a Delaware limited partnership (“GP Holdings”). Each of Dan Duncan, DFIDH, DFI, EPCO, DDLLC and GP Holdings is referred to herein a “Reporting Person.”

Dan Duncan’s business address is 2727 North Loop West, Houston, Texas 77008. Dan Duncan is a Director and Chairman of Enterprise Products GP, LLC, a Delaware limited liability company and the sole general partner of the Issuer (“EPGP”). EPGP’s principal business address and principal office address is 2727 North Loop West, Houston, Texas 77008.

EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services (i) to the Issuer and EPGP in its capacity as general partner of the Issuer, (ii) to GP Holdings and its general partner, and (iii) through GP Holdings, to Texas Eastern Products Pipeline Company, LLC (“TEPPCO GP”) and TEPPCO Partners, L.P., a publicly-traded Delaware limited partnership (“TEPPCO”). In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 2707 North Loop West, Houston, Texas 77008.

DFI is a wholly-owned subsidiary of EPCO. DFI has no independent operations and its principal function is to directly and indirectly hold EPCO’s equity interest in the Issuer,

consisting of a 95% interest in EPGP and the Common Units held by DFIDH. DFI’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

DFIDH is an indirect wholly-owned subsidiary of DFI (which is a wholly-owned subsidiary of EPCO). DFIDH has no independent operations and its principal function is to hold DFI’s indirect equity interest in the Issuer. DFIDH’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

DDLLC is wholly-owned by Dan Duncan (as the sole member thereof). DDLLC owns (i) a 5% interest in EPGP, (ii) an indirect 1% general partner interest and direct 4% limited partner interest in GP Holdings, and (iii) other personal investments of Dan Duncan, and has no other business operations. DDLLC’s principal business address and principal office address is 2727 North Loop West, Houston, Texas 77008.

GP Holdings is owned by DFI (with a 95% limited partner interest) and DDLLC (with a 4% limited partner interest and an indirect 1% general partner interest). The assets of GP Holdings currently consist of a 9.9% interest in EPGP, 13,454,498 Common Units of the Issuer, a 100% membership interest in TEPPCO GP (which is the general partner of TEPPCO) and 2,500,000 common units of TEPPCO (representing approximately 4% of the outstanding TEPPCO common units). GP Holdings’ principal business address and principal office address is 2727 North Loop West, Houston, Texas 77008.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO and DFI and the managers and executive officers of DDLLC.

During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item has, during the last five years, been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end of such item:

On September 30, 2004, Dan Duncan and the Duncan Family 2000 Trust (described in Item 5 below) acquired 199,100 Common Units and 476,057 Common Units, respectively, resulting from the conversion of each of their common units of GulfTerra Energy Partners, L.P. (“GulfTerra”) into 1.81 Common Units pursuant to the merger of GulfTerra into a subsidiary of the Issuer on that date. Such GulfTerra common units had been acquired by them through various open market purchases in February 2004 through April 2004 at prices (on a converted Common Unit basis) ranging from $21.204 to $23.1776 per Common Unit. The source of funds used to purchase such GulfTerra common units was cash on hand or margin account borrowings of Dan Duncan and the Duncan Family 2000 Trust at the time of each such purchase.

On November 5, 2004, Dan Duncan, the Duncan Family 2000 Trust and DFIDH purchased 9,104 Common Units, 62,436 Common Units and 1,909,791 Common Units, respectively, pursuant to the Issuer’s Distribution Reinvestment Plan (the “DRIP”) at a price of $22.25375 per Common Unit. On February 14, 2005, Dan Duncan, the Duncan Family 2000 Trust and DFIDH purchased 8,277 Common Units, 69,183 Common Units and 1,189,414 Common Units, respectively, pursuant to the DRIP at a price of $25.2225 per Common Unit. The sources of funds for such purchases were the quarterly cash distributions paid by the Issuer on those dates with respect to the Common Units held by the purchasers.

On January 14, 2005, GP Holdings purchased 13,454,498 Common Units and a 9.9% interest in EPGP from El Paso Corporation for a total purchase price of $425 million, with the allocated price per Common Unit being $24.39. GP Holdings received the funds used to purchase the Common Units from its ultimate parent, EPCO, who borrowed the funds under its bank credit facility, a current copy of which is filed as Exhibit 99.1 hereto.

Item 4. Purpose of the Transaction.

No change to this Item.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is deleted in its entirety and the following is substituted in lieu thereof:

(a) DFIDH holds directly 118,078,425 Common Units. DFIDH is an indirect wholly-owned subsidiary of DFI. Accordingly, DFI has an indirect beneficial ownership interest in the 118,078,425 Common Units owned by DFIDH.

DFI is a wholly-owned subsidiary of EPCO. Therefore, EPCO has an indirect beneficial ownership interest in the 118,078,425 Common Units held by DFIDH.

GP Holdings holds directly 13,454,498 Common Units. DDLLC controls GP Holdings with its indirect 1% general partner interest. DFI and DDLLC hold 95% and 4% limited partner interests, respectively, in GP Holdings. Dan Duncan owns a 100% membership interest in DDLLC. Accordingly, each of Dan Duncan, DDLLC and GP Holdings are the beneficial owners of the 13,454,498 Common Units held by GP Holdings. Dan Duncan shares voting and dispositive powers with respect to these Common Units with the other managers/executive officers of DDLLC shown on Appendix A.

Dan Duncan is the record owner of 530,237 Common Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 530,237 Common Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Common Units held by (1) the Duncan Family 1998 Trust, which owns 5,918,200 Common Units, and (2) the Duncan Family 2000 Trust, which owns 5,469,415 Common Units. Therefore,

Dan Duncan is also the beneficial owner of the 5,918,200 and 5,469,415 Common Units held by the Duncan Family 1998 Trust and the Duncan Family 2000 Trust, respectively.

Dan Duncan owns 50.437% of the voting stock of EPCO and, accordingly, exercises sole voting and dispositive power with respect to assets of EPCO, but since the 118,078,425 Common Units beneficially owned by EPCO are owned directly by DFIDH, Dan Duncan shares voting and dispositive power over those Common Units with the directors of DFI (and the directors of EPCO) shown on Appendix A. The remaining shares of EPCO capital stock are owned primarily by trusts established for the benefit of members of Dan Duncan’s family. The 118,078,425 Common Units beneficially owned by Dan Duncan through EPCO plus the 13,454,498 Common Units beneficially owned by Dan Duncan through DDLLC, the 530,237 Common Units directly owned by Dan Duncan, the 5,918,200 Common Units owned by the Duncan Family 1998 Trust and the 5,469,415 Common Units owned by the Duncan Family 2000 Trust represent a total of 143,450,775 Common Units beneficially owned by Dan Duncan, or 37.4% of the outstanding Common Units (based upon the number of Common Units outstanding on March 15, 2005).

(b) As set forth herein, Dan Duncan has sole voting and dispositive power over the 530,237 Common Units that he owns, the 5,918,200 Common Units owned by the Duncan Family 1998 Trust, and the 5,469,415 Common Units owned by the Duncan Family 2000 Trust. Dan Duncan also has shared voting and dispositive power over the 118,078,425 Common Units beneficially owned by EPCO and the 13,454,498 Common Units beneficially owned by DDLLC.

As set forth herein, EPCO has shared voting and dispositive power over the 118,078,425 Common Units held by DFIDH (an indirect wholly-owned subsidiary of EPCO).

As set forth herein, DFI (a wholly-owned subsidiary of EPCO) has shared voting and dispositive power over the 118,078,425 Common Units held by DFIDH, its indirect wholly-owned subsidiary.

As set forth herein, DFIDH has shared voting and dispositive power over the 118,078,425 Common Units held by DFIDH.

As set forth herein, Dan Duncan, DDLLC and GP Holdings have shared voting and dispositive power over the 13,454,498 Common Units held by GP Holdings.

(c) Except as described in Item 3, none of the Reporting Persons have effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to
                 Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

Substantially all of the Common Units held by DFIDH and GP Holdings and DFI’s 95% interest in EPGP are pledged as collateral under EPCO’s $2.4 billion Credit Agreement filed as Exhibit 99.1 hereto.

The Credit Agreement contains various representations and warranties, affirmative and negative covenants and events of default. The Credit Agreement restricts EPCO’s ability and in certain cases, the ability of its subsidiaries (excluding the Issuer, EPGP and their respective subsidiaries), to, among other things, incur indebtedness, create certain liens, enter into certain change of control transactions, make certain restricted payments, and enter into certain prohibited agreements. In addition, the Credit Agreement requires that EPCO comply with certain financial convents, including a minimum net worth covenant and a ratio of consolidated debt-to-consolidated EBITDA covenant. The Agreement contains customary and other events of default relating to defaults of EPCO and certain of its subsidiaries, including certain defaults involving the Issuer and other EPCO affiliates. An event of default under the Credit Agreement followed by a foreclosure on the pledged Common Units could result in the lenders under the Credit Agreement acquiring voting and dispositive powers over such Common Units.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

99.1

Credit Agreement dated as of February 25, 2005 among EPCO, Inc., the lenders party thereto, Citicorp North America, Inc., as Co-Administrative Agent and Paying Agent, Lehman Commercial Paper, Inc., as Co-Administrative Agent, The Bank of Nova Scotia, as Syndication Agent, and Suntrust Bank, as Documentation Agent, with Citigroup Global Markets Inc. and Lehman Brothers Inc., as Co-Arrangers and Joint Bookrunners.

99.2

Fourth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed with the commission on October 6, 2004, File No. 1-14323).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2005	/s/ Dan. L. Duncan Dan L. Duncan

Dated: April 13, 2005	DFI DELAWARE HOLDINGS L.P. By: DFI Delaware General, LLC, Its general partner By: /s/ Darryl E. Smith Darryl E. Smith Manager

Dated: April 13, 2005	EPCO, Inc. By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President

Dated: April 13, 2005	DUNCAN FAMILY INTERESTS, INC. By: /s/ Darryl E. Smith Darryl E. Smith Treasurer

Dated: April 13, 2005	DAN DUNCAN LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President and Manager

Dated: April 13, 2005	ENTERPRISE GP HOLDINGS L.P. By: EPE HOLDINGS, LLC, its General Partner By: DAN DUNCAN LLC, its Sole Member By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President and Manager

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO, INC.

Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 2727 North Loop West, Houston, Texas 77008. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Present Principal Occupation and Position

Dan L. Duncan	Chairman and Director

O.S. Andras	Vice Chairman and Director

Randa Duncan Williams	President, Chief Executive Officer and Director

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer and Director

Michael A. Creel	Executive Vice President and Chief Financial Officer

L. James Andras	Vice President; Executive Vice President of Transportation Division

Dannine Duncan Avara	Vice President of Investment Division and Director

Frank A. Chapman	Vice President, Corporate Risk

Scott D. Duncan	Director

W. Randall Fowler	Vice President and Treasurer

Milane Duncan Frantz	Vice President of Investment Division and Director

Theodore Helfgott	Vice President

Michael J. Knesek	Vice President, Controller and Principal Accounting Officer

Jesse J. Radvansky	Vice President; Executive Vice President of Transportation Division

Robert M. Stark	Vice President; President of Transportation Division

Thomas M. Zulim	Vice President

John E. Smith	Assistant Secretary

A-1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

DUNCAN FAMILY INTERESTS, INC.

Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Present Principal Occupation

Andrew T. Panaccione	President and Director of DFI; President of CSC Entity Services, LLC

Victoria L. Garrett	Secretary and Director of DFI; Vice President – Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director of DFI; Vice President – Client Services of CSC Services, LLC

DFI DELAWARE GENERAL, LLC

DFI Delaware General, LLC, a Delaware limited liability company (“DFIDG”), is the general partner of DFI Delaware Holdings L.P. (“DFIDH”). DFIDG is a wholly-owned subsidiary of DFI. DFIDG’s principal business, as general partner of DFIDH, is to manage the business and operations of DFIDH. DFIDG’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DDLLC”). Set forth below is the name, current business address, citizenship, position with DDLLC and the present principal occupation or employment of each manager and executive officer of DDLLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 2727 North Loop West, Houston, Texas 77008. Unless otherwise indicated, each such person is a citizen of the United States of America.

A-2

Name	Position with DDLLC; Present Principal Occupation

Dan L. Duncan	President and Manager of DDLLC; Chairman and Director of EPCO and EPGP

Richard H. Bachmann	Executive Vice President and Manager of DDLLC; Executive Vice President, Secretary and Chief Legal Officer of EPCO and EPGP

Randa Duncan Williams	Executive Vice President and Manager of DDLLC; President and Chief Executive Officer and Director of EPCO

EPE HOLDINGS, LLC

EPE Holdings, LLC, a Delaware limited liability company (“EPE”), is the general partner of Enterprise GP Holdings L.P. (“GP Holdings”). EPE is a wholly-owned subsidiary of DDLLC. EPE’s principal business as general partner of GP Holdings, is to manage the business and operations of GP Holdings. EPE’s principal business address and principal office address is 2727 North Loop West, Houston, Texas 77008.

A-3